

Mail Stop 3030

December 6, 2016

Via E-mail
Michael J. Senken
Chief Financial Officer
MiMedx Group, Inc.
1775 West Oak Commons Court, NE
Marietta, Georgia 30062

Re: **MiMedx Group, Inc.**
         Form 10-K for the Fiscal Year Ended December 31, 2015
         Filed February 29, 2016
         Form 10-Q for the Quarterly Period Ended September 30, 2016
         Filed November 8, 2016
         File No. 001-35887

Dear Mr. Senken:

We have reviewed your November 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 44

1.   We note your response to comment 2. Please amend the filing to include an attestation report from your registered public accountant that opines on your internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S-K. Refer to Rules 100 and 101 of Regulation S-T.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 1. Financial Statements

Note 4. Acquisition of Stability Inc., page 10

2.   We note your response to comment 5. When providing the proposed revised disclosures in future filings please also revise the paragraph preceding the table on page 11 to ensure that the statements made are consistent with your response and include a discussion of the marketability discount you recorded. Refer to ASC 805-30-50-1(b)(4).

3.   We note your response to comment 6. In future filings, when you are unable to provide disclosures required under ASC 805-10-50-2(h) because they are impracticable, please disclose that fact and explain why the disclosure is impracticable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Revenue, page 23

4.   We note your response to comment 11 and your expanded discussion of the primary drivers behind your increased revenues. However, comment 11 also asked that you quantify the amount that changes in your results of operations are attributable to price and volume or to the introduction of new products. Please revise applicable future filings to provide a narrative discussion of the extent to which material increases in your revenue are attributable to increases in prices or to increases in the volume of goods or services being sold or to the introduction of new products or services. See Regulation S-K Item 303(a)(3)(iii).

        You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery